Exhibit 99.2

UCI Holdings Limited

UCI Holdings Limited Reports Results of Operations for Third Quarter 2015

LAKE FOREST, IL November 10, 2015 – UCI Holdings Limited, the parent company of UCI International, LLC (“UCI”), today announced UCI’s results for the third quarter ended September 30, 2015. The company reported net sales of $189.0 million compared to $200.0 million for the third quarter of 2014. The company, a leading manufacturer of vehicle replacement parts, reported that net sales increased in its filtration and cooling systems product lines and decreased in its fuel delivery systems product line. As a result of the Company’s sale of its Wells vehicle electronics business on July 1, 2015, the vehicle electronics product line is accounted for as a discontinued operation for all periods presented.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, for UCI’s continuing operations, as adjusted, was $6.3 million for the third quarter of 2015, compared to $19.5 million in the third quarter of 2014. The reconciliation of net (loss) income to EBITDA and adjusted EBITDA, non-GAAP measures of financial performance, is set forth in Schedule A.

Net loss from continuing operations for the third quarter of 2015 was $17.5 million, including $5.1 million, net of tax, in special items, consisting primarily of restructuring costs, loss on early extinguishment of debt, business optimization costs and new business changeover and sales commitment costs. Excluding these items, adjusted net loss from continuing operations would have been $12.4 million for the quarter. Net income from continuing operations for the third quarter of 2014 was $2.6 million, or $7.2 million excluding special items, net of tax.

As of September 30, 2015, the company’s cash on hand was $44.0 million and total debt was $477.1 million.

Conference Call

UCI will host a conference call to discuss its results and performance on Wednesday, November 11, at 11:00 a.m. Eastern Time (ET). Interested parties are invited to listen to the call by telephone. Domestic callers can dial (800) 637-1381. International callers can dial (502) 498-8424.

A replay of the call will be available from November 12 for a 14 day period, at www.uciholdings.com. Click on the UCI 2015 3rd Quarter Results button.

About UCI International, LLC

UCI International, LLC is among North America’s largest and most diversified companies servicing the vehicle replacement parts market. We supply a broad range of products to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. Our customer base includes leading aftermarket companies, as well as a diverse group of original equipment manufacturers.

Forward Looking Statements

All statements, other than statements of historical facts, included in this press release and the attached report that address activities, events or developments that UCI expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements give UCI’s current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of UCI and its subsidiaries. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They are subject to uncertainties and factors relating to UCI’s operations and business environment, all of which are difficult to predict and many of which are beyond UCI’s control. UCI cautions investors that these uncertainties and factors could cause UCI’s actual results to differ materially from those stated in the forward-looking statements. UCI cautions that investors should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, UCI undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

For More Information, Contact:

Ricardo Alvergue, Chief Financial Officer (847) 482-4165

UCI Holdings Limited

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net sales
Third party net sales	$176,472	$188,411	$550,277	$558,752
Related party net sales	12,512	11,642	41,547	39,869

Total net sales	188,984	200,053	591,824	598,621
Cost of sales	178,320	176,021	545,983	524,003

Gross profit	10,664	24,032	45,841	74,618
Operating expenses
Selling, general and administrative	(11,708)	(12,102)	(39,074)	(40,829)
Amortization of acquired intangible assets	(4,274)	(4,078)	(12,365)	(12,246)
Restructuring costs, net	(2,272)	(5,823)	(9,012)	(14,200)
Trademark impairment loss	—	—	—	(38,000)

Operating (loss) income	(7,590)	2,029	(14,610)	(30,657)
Other expense
Interest (expense) income, net	(3,711)	1,487	(10,380)	(25,212)
Loss on early extinguishment of debt	(1,840)	—	(1,840)	—
Miscellaneous, net	(943)	(1,937)	(2,874)	(3,744)

(Loss) income from continuing operations before income taxes	(14,084)	1,579	(29,704)	(59,613)
Income tax (expense) benefit	(3,402)	1,026	(15,534)	21,393

(Loss) income from continuing operations	(17,486)	2,605	(45,238)	(38,220)
Income from discontinued operations, net of tax	18,192	36	2,618	2,719

Net income (loss)	706	2,641	(42,620)	(35,501)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(7,105)	(14,285)	(23,485)	(8,121)
Pension and OPEB liability, net of tax of ($2,029), ($19), ($2,521) and ($57)	3,342	31	4,121	93

Total other comprehensive loss	(3,763)	(14,254)	(19,364)	(8,028)

Comprehensive loss	$(3,057)	$(11,613)	$(61,984)	$(43,529)

The information presented has been revised to reflect Wells as a discontinued operation.

UCI Holdings Limited

Consolidated Balance Sheets

(in thousands)

	September 30, 2015	December 31, 2014
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$43,988	$41,468
Accounts receivable, net	119,084	140,762
Related party receivables	8,445	17,185
Inventories	180,600	180,517
Deferred tax assets	15,043	27,009
Discontinued current assets	—	133,601
Other current assets	25,578	19,358

Total current assets	392,738	559,900
Property, plant and equipment, net	124,022	138,404
Goodwill	218,209	219,125
Other intangible assets, net	239,836	253,685
Deferred financing costs, net	9,337	11,578
Discontinued long-term assets	—	176,051
Other long-term assets	775	1,380

Total assets	$984,917	$1,360,123

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$108,511	$111,888
Current maturities of long-term debt	61	23,066
Related party payables	5,516	2,450
Product returns liability	27,231	35,736
Interest payable	4,414	13,083
Discontinued current liabilities	—	44,628
Accrued expenses and other current liabilities	61,069	39,970

Total current liabilities	206,802	270,821
Long-term debt, less current maturities	477,055	684,798
Pension and other post-retirement liabilities	88,643	90,296
Deferred tax liabilities	45,517	55,695
Long-term related party payables	101	101
Discontinued long-term liabilities	—	30,183
Other long-term liabilities	3,202	2,648

Total liabilities	821,320	1,134,542
Contingencies
Shareholder’s equity
Common stock	320,038	320,038
Retained deficit	(95,514)	(52,894)
Accumulated other comprehensive loss	(60,927)	(41,563)

Total shareholder’s equity	163,597	225,581

Total liabilities and shareholder’s equity	$984,917	$1,360,123

The information presented has been revised to reflect Wells as a discontinued operation.

UCI Holdings Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Nine Months Ended September 30,
	2015	2014
Net cash used in operating activities	$(1,060)	$(36,382)

Cash flows from investing activities:
Capital expenditures	(14,457)	(27,059)
Proceeds from sale of property, plant and equipment	293	1,494
Proceeds from sale of Wells, net of cash sold	248,377	—

Net cash provided by (used in) investing activities	234,213	(25,565)

Cash flows from financing activities:
Revolver borrowings	10,000	20,000
Revolver repayments	(30,000)	—
Payments of deferred finance costs	(2,032)	—
Term loan repayments	(288,000)	(2,250)
ABL borrowings	76,981	—
Other debt repayments	(51)	(53)

Net cash (used in) provided by financing activities	(233,102)	17,697
Effect of exchange rate changes on cash	(531)	(550)

Net decrease in cash and cash equivalents	(480)	(44,800)
Cash and cash equivalents at the beginning of period	44,468	76,619

Cash and cash equivalents at the end of period	$43,988	$31,819

Schedule A

Reconciliation of EBITDA to Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense (benefit), net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Adjusted EBITDA is calculated as EBITDA adjusted to exclude items of a significant or unusual nature that cannot be attributed to ordinary business activities, such as business optimization costs, restructuring costs and costs related to implementation of cost sharing arrangements with FRAM Group. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies. Furthermore, until a business has been sold, certain of our financial covenants are measured using the aggregation of continuing and discontinued operations. Accordingly, the table below presents the aggregation of Adjusted EBITDA from continuing operations and discontinued operations.

Reconciliation of Net (Loss) Income to EBITDA and Adjusted EBITDA

(dollars in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net (loss) income from continuing operations	$(17.5)	$2.6	$(45.2)	$(38.2)
Income tax expense (benefit)	3.4	(1.0)	15.5	(21.4)
Interest expense (income), net	3.7	(1.5)	10.4	25.2
Depreciation and amortization expense	11.6	12.1	32.7	34.1

EBITDA from continuing operations	1.2	12.2	13.4	(0.3)
Restructuring costs, net	2.3	5.8	9.0	14.2
Loss on early extinguishment of debt	1.8	—	1.8	—
New business changeover and sales commitment costs	0.3	0.4	1.5	1.8

Business optimization costs	0.4	0.1	1.4	0.8
Environmental accrual adjustment	—	—	0.3	—
Other litigation costs	—	0.1	0.2	0.1
Miscellaneous non-operating expenses	0.2	—	0.2	—
Strategic review cost	0.1	0.8	0.1	0.9
Trademark impairment loss	—	—	—	38.0
Unrealized loss on derivatives	—	0.1	—	0.1
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	—	—	—	0.1

Adjusted EBITDA from continuing operations	$6.3	$19.5	$27.9	$55.7
Adjusted EBITDA from discontinued operations	—	7.4	5.8	25.3

Adjusted EBITDA	$6.3	$26.9	$33.7	$81.0

Net sales from continuing operations	$189.0	200.0	$591.8	$598.6
Adjusted EBITDA margin from continuing operations	3.3%	9.8%	4.7%	9.3%